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                         [GLADSTONE COMMERCIAL LOGO]


October 21, 2005

VIA EDGAR

Jeffrey Shady
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:     GLADSTONE COMMERCIAL CORPORATION
        REGISTRATION STATEMENT ON FORM S-3
        FILED OCTOBER 3, 2005
        REGISTRATION NO. 333-128783

Dear Mr. Shady:

The undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement to be declared effective on October 24, 2005 at 4:00 p.m. Eastern Daylight Time or as soon thereafter as practicable.

Very truly yours,

GLADSTONE COMMERCIAL CORPORATION

By:     /s/ HARRY BRILL
        ----------------------------
        Harry Brill
        Chief Financial Officer

cc:     Thomas R. Salley, Esq.